Exhibit 12.6

Illinois Power Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Six Months Ended June 30, 2010	Year Ended December 31, 2009
Net income from continuing operations	$48,565	$79,520
Add- Taxes based on income	32,247	53,070

Net income before income taxes	80,812	132,590
Add- fixed charges:
Interest on short-term and long-term debt (1)	43,168	95,535
Estimated interest cost within rental expense	806	1,615
Amortization of net debt premium, discount, and expenses	1,867	4,209

Total fixed charges	45,841	101,359

Earnings available for fixed charges	126,653	233,949

Ratio of earnings to fixed charges	2.76	2.30

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	1,147	2,294
Adjustment to pretax basis	762	1,531

	1,909	3,825

Combined fixed charges and preferred stock dividend requirements	$47,750	$105,184

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.65	2.22

(1)	Includes interest expense related to uncertain tax positions